SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
PROXY STATEMENT PURSUANT TO SECTION 14(a) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  1 )

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 Rule 14a-6(e)(2))
[  ] Definitive Proxy Statement
[  ] Definitive Additional Materials
[  ] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

QUANTUM CORPORATION
(Name of registrant as specified in its charter)

VIEX OPPORTUNITIES FUND, LP - SERIES ONE
VIEX OPPORTUNITIES FUND, LP - SERIES TWO
VIEX SPECIAL OPPORTUNITIES FUND III, LP
VIEX GP, LLC
VIEX SPECIAL OPPORTUNITIES GP III, LLC
VIEX CAPITAL ADVISORS, LLC
ERIC SINGER
MARK BONNEY
DALE L. FULLER
JOHN MUTCH
CLIFFORD PRESS
RAGHAVENDRA RAU
 (Name of person(s) filing proxy statement, if other than the registrant)
Copies to:
Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000

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PRELIMINARY COPY SUBJECT TO COMPLETION DATED FEBRUARY 6 17 , 2017

VIEX CAPITAL ADVISORS, LLC

February , 2017
Dear Fellow Stockholder:
VIEX Capital Advisors, LLC together with the other participants in this solicitation (collectively, "VIEX" or "we") is the largest stockholder of Quantum Corporation, a Delaware corporation ("Quantum" or the "Company"), beneficially owning a total of 29,531,722 shares of Common Stock, $.001 par value per share, representing approximately 10.9% of the shares outstanding. VIEX's focus is on long investments in companies with undervalued and often under-performing assets and we try to engage with management teams to effect positive change and create catalysts for value realization. Yet, once in a while, we come across a company where we feel nothing short of drastic measures are necessary to unlock the value we believe is inherent at the Company. And after three-plus years of consistent underperformance and repeatedly unfulfilled promises of improvement, the time has come to hold the members of the Quantum Board of Directors (the "Board") accountable. In particular, VIEX has significant concerns with four long-serving members of the Board, Paul R. Auvil III, David A. Krall, Gregg J. Powers and David E. Roberson (collectively, the "Legacy Directors"), who it believes has overseen the lion's share of the Company's recent failings. Further VIEX has significant concerns regarding the corporate governance of the Company under the direction of the Legacy Directors, including the 19-month delay in permitting stockholders to elect directors and the disparate information disclosed to certain members of the Board, implying a "board-within-a-board" information structure.

Accordingly, we are seeking your support for the election of our five highly-qualified nominees at the annual meeting of stockholders, two of whom are incumbent directors who have elected to run on VIEX's slate because they believe that it is the best way to achieve the change that is required, scheduled to be held on March 31, 2017, at _:__ _.M., local time, at ______________________________ (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the "Annual Meeting").  At the Annual Meeting stockholders are being asked:

1.
to elect VIEX's five director nominees (the "Nominees") to the Board in opposition to the Company's director nominees to serve until the next annual meeting of stockholders or until their successors are elected and duly qualified;

2.	to ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for the fiscal year ending March 31, 2017;

3.	to adopt a resolution approving, on an advisory basis, the compensation of the Company's named executive officers;

4.	to vote, on an advisory basis, on the frequency of future advisory votes on the compensation of the Company's named executive officers;

5.	to approve an amendment to the Company's Employee Stock Purchase Plan to increase the number of shares available by 6,500,000;

6.
to adopt an amendment to the Company's Amended and Restated Certificate of Incorporation to effectuate a reverse stock split of the Company's issued and outstanding shares of Common Stock at a ratio of between 1-for-3 and 1-for-8, inclusive, which ratio will be selected at the sole discretion of the Board at any whole number in the above range (the "Reverse Stock Split"), with cash paid for any fractional shares that would otherwise be issued as a result of the reverse stock split; provided, that the Board may abandon the Reverse Stock Split in its sole discretion; and

7.	to transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

This Proxy Statement and enclosed [ GOLD ] proxy card is soliciting proxies to elect our superb Nominees. We are seeking your support at the Annual Meeting to elect our five nominees, consisting of three newly nominated individuals and two incumbent directors, in opposition to the Company's director nominees.  The two incumbent directors have agreed to run on VIEX's slate due to their frustrations with the governance and the ineffectiveness of the current Board. The Nominees are all highly accomplished, and independent of VIEX. Your vote to elect our nominees will have the legal effect of replacing up to three incumbent directors with our Nominees. If our Nominees are elected, they will constitute a majority of the Board.

We urge you to consider carefully the information contained in the attached proxy statement and then support our efforts by signing, dating and returning the enclosed [ GOLD ] proxy card today. The attached proxy statement and the enclosed [ GOLD ] proxy card are first being furnished to the stockholders on or about February [  ], 2017.
If you have already submitted a proxy in relation to the Annual Meeting, you have every right to revoke or change the voting instructions set out therein by signing, dating and returning a later dated [ GOLD ] proxy card or by voting in person at the Annual Meeting. We encourage you to do so.
If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC, which is assisting us, at its address and toll-free number listed on the following page.
Thank you for your support.

VIEX Capital Advisors, LLC

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

The attached Proxy Statement and [ GOLD ] proxy card are available at:

_____________________

PRELIMINARY COPY SUBJECT TO COMPLETION DATED FEBRUARY 617 , 2017
---------------------------
ANNUAL MEETING OF STOCKHOLDERS

OF

QUANTUM CORPORATION
---------------------------
PROXY STATEMENT
OF
VIEX CAPITAL ADVISORS, LLC
---------------------------
PLEASE SIGN, DATE AND MAIL THE ENCLOSED [ GOLD ] PROXY CARD TODAY

VIEX Capital Advisors, LLC, together with the other participants in this proxy solicitation (collectively, "VIEX" or "we") is the largest stockholder of Quantum Corporation, a Delaware corporation ("Quantum" or the "Company"), beneficially owning a total of 29,531,722 shares of Common Stock, $.001 par value per share (the "Common Stock"), representing approximately 10.9% of the shares outstanding. We are writing to you because we believe that the Company is significantly undervalued and have serious doubts that the Board of Directors (the "Board") as currently constituted can unlock this value. We have nominated five independent highly-qualified, capable and committed individuals (two of whom are incumbent directors who have elected to run on VIEX's slate because they believe that it is the best way to achieve the change that is required) who have the relevant skill sets we believe are key to reversing what we see as the Company's chronic underperformance. We are seeking your support and your vote at the annual meeting of stockholders scheduled to be held on March 31, 2017, at _:__ _.M., local time, at ______________________________ (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the "Annual Meeting"), for the following:

1.
to elect all five of VIEX's director nominees — Mark Bonney, Dale L. Fuller, John Mutch, Clifford Press and Raghu Rau (the "Nominees") — to the Board in opposition to the Company's director nominees to serve until the next annual meeting of stockholders or until their successors are elected and duly qualified;

2.	to ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for the fiscal year ending March 31, 2017;

3.	to adopt a resolution approving, on an advisory basis, the compensation of the Company's named executive officers;

4.	to vote, on an advisory basis, on the frequency of future advisory votes on the compensation of the Company's named executive officers;

5.	to approve an amendment to the Company's Employee Stock Purchase Plan to increase the number of shares available by 6,500,000;

6.
to adopt an amendment to the Company's Amended and Restated Certificate of Incorporation to effectuate a reverse stock split of the Company's issued and outstanding shares of Common Stock at a ratio of between 1-for-3 and 1-for-8, inclusive, which ratio will be selected at the sole discretion of the Board at any whole number in the above range (the "Reverse Stock Split"), with cash paid for any fractional shares that would otherwise be issued as a result of the reverse stock split; provided, that the Board may abandon the Reverse Stock Split in its sole discretion; and

7.	to transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

VIEX is composed of VIEX Opportunities Fund, LP – Series One ("Series One"), VIEX Opportunities Fund, LP – Series Two ("Series Two"), VIEX Special Opportunities III, LP ("VSO III"), VIEX GP, LLC ("VIEX GP"), VIEX Special Opportunities GP III, LLC ("VSO GP III"), VIEX Capital Advisors, LLC ("VIEX Capital") and Eric Singer (collectively with Series One, Series Two, VSO III, VIEX GP, VSO GP III and VIEX Capital, the "VIEX Entities") and the Nominees.

This Proxy Statement and the enclosed [ GOLD ] proxy card are first being furnished to stockholders on or about [   ], 2017. As of the date hereof, VIEX collectively beneficially owns an aggregate of 29,531,722 shares of Common Stock. We intend to vote such shares of Common Stock FOR the election of our Nominees, [FOR/AGAINST] the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2017, [FOR/AGAINST] the approval, on an advisory basis, of the compensation of the Company's named executive officers, [EVERY 1 YEAR] for the frequency of future advisory votes on named executive officer compensation, [FOR] the approval of an amendment to the Company's Employee Stock Purchase Plan, [FOR] the amendment to the Company's Amended and Restated Certificate of Incorporation to effectuate a reverse stock split and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

The Board has fixed February 1, 2017 as the record date for determining holders of Common Stock who are entitled to vote at the Annual Meeting (the "Record Date"). According to the Company, as of the Record Date the Company had approximately 271,327,956 shares of Common Stock outstanding and entitled to be voted. Each share of Common Stock entitles the record holder to one vote on each matter to be voted upon at the Annual Meeting. The mailing address of the principal executive offices of the Company is 224 Airport Parkway, Suite 300, San Jose, California 95110. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.

THIS SOLICITATION IS BEING MADE BY VIEX AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH WE ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED [ GOLD ] PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

VIEX URGES YOU TO SIGN, DATE AND RETURN THE [ GOLD ] PROXY CARD IN FAVOR OF THE ELECTION OF OUR NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED [ GOLD ] PROXY CARD. WE ENCOURAGE YOU TO DO SO. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

This Proxy Statement and our proxy card are available at:

____________________

IMPORTANT

Your vote is important, no matter how many or how few shares of Common Stock you own. Your vote matters. VIEX urges you to sign, date, and return the enclosed [ GOLD ] proxy card today to vote FOR our Nominees.

●	If you are a "registered stockholder", please sign and date the enclosed [ GOLD ] proxy card and return it to VIEX, c/o Saratoga Proxy Consulting LLC, in the enclosed postage-paid envelope today.

●
If you own shares in a brokerage account or through a bank, you are considered a "beneficial stockholder", and the VIEX proxy materials, together with a voting instruction form (VIF), are being forwarded to you by your broker or bank. As a "beneficial owner", you must instruct your broker, trustee or other representative on how to vote your shares. Your broker cannot vote your shares on your behalf without receiving instructions from you.

●
Depending upon your broker or custodian's voting policy, you may be able to vote either by toll-free telephone or by using the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form in the pre-paid envelope provided to you.

●
Please do not sign or return any WHITE proxy card you may receive from the Company. If you have already submitted a WHITE proxy card, you have every right to change your vote and we encourage you to do so.  Please use the [ GOLD ] proxy card to vote by Internet or telephone or simply sign, date signing, dating and return returning the [ GOLD ] proxy card. Only your latest dated proxy will be counted.

BACKGROUND TO THE SOLICITATION

A chronology of our interactions with the Company is as follows:

•	On August 31, 2015, over 18 months ago, stockholders were last able to last elect directors.
•	On December 28, 2015, we filed our initial Schedule 13D, disclosing beneficial ownership of approximately 5.5% of the outstanding shares of Common Stock.
•
On January 13, 2016, Eric Singer met with the Company's Chief Executive Officer, Jon W. Gacek, to express concerns over the Company's operating performance, inability to forecast business cost structure and corporate governance issues.

•	On January 28, 2016, the Company reported financial results that missed guidance, resulting in a 25% drop in the price of the Company's Common Stock on the next trading day.
•
On January 29, 2016, Mr. Singer once again met with Mr. Gacek to express his concerns over the Company's operational performance and asked to speak to the full Board. Subsequently, a call was arranged with a member of the Board, Gregg J. Powers. During that discussion, Mr. Singer explained to Mr. Powers that he was concerned that the Board was not conducting the necessary "deep dive" into the Company's businesses and encouraged the Board to cast a critical eye on management projections.

•
On February 5, 2016, the Company filed a Current Report on Form 8-K disclosing the resignation of Philip Black as a member of the Board. Mr. Black's resignation letter stated that his resignation was the result of business strategies that are different from those of management and the majority of the Board. Mr. Black's statement heightened VIEX's concerns regarding the Company's corporate governance.

•	On March 15, 2016, Mr. Singer met with Mr. Gacek in Dana Point California to discuss the Company's business.
•
On May 1, 2016, Mr. Singer spoke with the Chairman of the Board, Paul R. Auvil III. During the conversation, Mr. Singer expressed his concerns over the Company's corporate governance and operational performance and conveyed his thoughts on the need to reconstitute the Board to avoid a proxy contest. Mr. Singer suggested to Chairman Auvil that VIEX be permitted to place three highly qualified individuals who are independent from VIEX on the Board and select three members of the current Board to not stand for reelection. Chairman Auvil indicated that he would get back to Mr. Singer by the end of the week regarding Mr. Singer's suggestion, but failed to do so in the agreed upon time-frame as promised.

•
During May 2016, Mr. Singer had several conversations with the Company's advisors at GCA Savvian at the request of Chairman Auvil. Mr. Singer reiterated his desire to avoid a proxy contest and reiterated his suggestion regarding Board representation.

•	On June 3, 2016, VIEX nominated Mark Bonney, John Mutch, Raghavendra Rau, Khurram Sheikh and Mr. Singer for election to the Board in accordance with the Company's Bylaws.
•
During August 2016, Mr. Singer and members of the Board had conversations concerning the composition of the Board, however it became apparent to VIEX during the course of these discussions that the Board had no intention of holding an annual meeting in the requisite time-frame, further heightening VIEX's concerns with the Company's corporate governance.

•
Once it became clear that the Board had no intentions of holding the annual meeting in the requisite time-frame, in an effort to avoid any further distractions to the Company VIEX agreed to enter into an agreement with the Company (the "Agreement") pursuant to which Board observer rights were granted to John Mutch and Raghavendra Rau until December 1, 2016, subject to certain conditions. In addition, the Company agreed to use its reasonable best efforts to hold its Annual Meeting of Stockholders on January 31, 2017, or another mutually agreed date.

•	On November 29, 2016, representatives of the Company reached out to Mr. Singer regarding a possible extension of the Agreement.

•
On December 2, 2016, when it became apparent to VIEX that the Board once again had no intention of holding a meeting of stockholders during the requisite time-frame, VIEX delivered a letter to the Board demanding a majority of directors resign In the letter, VIEX chastised the Board for its continued corporate governance failures and lack of regard for stockholders by not holding the meeting of stockholders as previously agreed.

•
On December 2, 2016, the Company and VIEX Reporting Persons entered into an amendment to the Agreement pursuant to which the Company extended the Board observer rights of John Mutch and Raghavendra Rau until February 1, 2017.

•
In mid-January 2017, Mr. Singer attempted to engage in discussions with representatives of the Board regarding the composition of the Board in order to avoid a proxy contest. Among other proposals, the Board again rejected Mr. Singer's proposal whereby either two or three highly-qualified individuals independent of VIEX and identified by VIEX would be appointed to the Board and three current members of the Board would serve with three or four mutually agreed directors. The Board completely rejected these reasonable proposals.

•	On February 1, 2017, Series One nominated the Nominees.

REASONS FOR THE SOLICITATION

We are the largest stockholder of the Company, owning approximately 10.9% of the Company's outstanding Common Stock. We have carefully analyzed the Company's operating and financial performance and, despite the Company's long-term underperformance, believe there is much value to be unlocked. We have repeatedly attempted to engage the Board and management regarding the Company's enduring poor stock price performance, poor operating performance and questionable corporate governance. Despite our sincere ongoing efforts to engage constructively with the Board and management, we have been continuously disappointed by their lack of urgency in addressing our concerns – evidenced by the Company's failure to allow stockholder to vote on directors for 19 months – and no longer believe that the Board as currently composed will take the necessary steps we believe are needed to maximize opportunities for value creation.

The Board has established a track record now over four years of threatened proxy contests and intense opposition from a succession of its largest stockholders. During this time, we believe their focus has been on shutting out the perspectives and ideas of the "stockholder-nominated" directors and maintaining the status quo. In particular, we have significant concerns with four legacy members of the Board, Paul R. Auvil III, David A. Krall, Gregg J. Powers and David E. Roberson (collectively, the "Legacy Directors"), who we believe have overseen the lion's share of the Company's failings. Are you satisfied with the conduct of the Legacy Directors in the last three years?

Accordingly, we have identified five highly-qualified, independent and seasoned directors, all with relevant business and financial experience who we believe will bring a needed fresh perspective to the Board and would be valuable in assessing and executing on initiatives to unlock value at the Company. Two of those nominees serve on the Company's Board as directors now, and have unvarnished insights into the challenges and opportunities facing the Company and firsthand knowledge of what, in our opinion are, the governance issues the Board is currently facing. Further, our nominees are entirely committed to holding management accountable for the Company's performance.

Poor Stock Price Performance

Over the past five years, the Company's stock price has returned a negative 86.5%! The performance speaks for itself. But just to put things in perspective, over the same period, the Russell 2000 and the Dow Jones – US Technology Index  has seen a total return in value of 53% and 72.9%, respectively. We hope you agree with us that it is a sobering comparison.

A Failure to Generate Acceptable Levels of Profitability and Revenue Growth

Below is a summary of selected consolidated financial information of the Company for fiscal 2012 to 2016. As you can see, during the past five years, the Company has repeatedly failed to generate acceptable levels of profitability and revenue growth.

	For the year ended March 31,
(In thousands)	2016	2015	2014	2013	2012
Statement of Operations Data:
Total revenue	$475,958	$553,095	$553,165	$587,439	$651,987
Total cost of revenue	271,206	308,409	313,545	346,878	378,542
Gross margin	204,752	244,686	239,620	240,561	273,445
Income (loss) from operations	(66,098)	14,397	(11,799)	(42,460)	4,745
Net income (loss)	(74,683)	16,760	(21,474)	(52,179)	(9,256)

In fact:

•	Total revenue has decline 30%;
•	In four of those five years, the Company has posted a net loss; and
•	The Company had a cumulative net loss of $140,832.

Incredibly, this comes despite relatively consistent royalty and service segment revenue streams—an average of nearly $200 million annually! We wonder, why has the Company consistently failed to score despite seemingly starting on second base every year?

Significant Value Destruction During the Legacy Directors' Tenures
    Each and every Legacy Director has overseen a significant destruction in the Company's value since joining the Board. While some of this diminution in the Company's value occurred while Mr. Fuller, but not Mr. Press, has been a director of the Company, (i) Mr. Fuller has served as a director of the Company for a shorter period of time than the Legacy Directors, only since September 2014, and (ii) at all times Messrs. Fuller and Press have constituted a distinct minority of the Board who have never been in a position to direct the conduct of the Board and the direction of the Company. We ask stockholders to draw their own conclusions about the results. Now the Legacy Directors are actually coming to ask you to reward them by re-electing them. That reminds us of the definition of insanity attributed to Albert Einstein: "Doing the same thing over and over again and expecting different results."

A History of Poor Corporate Governance

Following up on this history of consistently missed targets and massive underperformance vs. all relevant peers and indexes over almost any period, the Company has faced significant stockholder pressure and opposition for more than four years. While they have taken steps and reached agreements that on the surface sound like progress, the truth is the Company reached new lows over the past several years, as a majority of the Legacy Directors have, in our view, proven themselves incapable of working constructively with the stockholder nominated members of the Board and instead have seemingly sought to preserve the status quo.

For example, in 2013 highly respected activist Starboard Advisors, the Company's largest stockholder at the time, reached a settlement with the Company in an attempt to reverse the strategic and operational mishaps that plagued the Company and contributed to its consistent underperformance. As a result three quality directors identified by Starboard were added to the Board (such individuals and their subsequent replacements, the "Reasonable Directors").

Yet after just one year—a year which was marked by more missed targets and continued underperformance—an understandably frustrated Starboard realized that the perspectives of the Reasonable Directors were not being fully explored or even considered and that the election of even a substantial minority of the Board would not "have any different or more meaningful impact on Board discussions and actions than that enjoyed" by the Reasonable Directors. What does that say about the Legacy Directors going back to 2013?

Subsequently, Starboard nominated six directors to the Board in 2014. This time, the settlement agreement between Starboard and the Company included some modest accountability measures that held the Board and management accountable for their performance over the short term, but allowed the status quo of Board power in the hands of the Legacy Directors to remain. Despite mild operational improvements during that time, the Company has continued its historical pattern of missed targets and insufficiently low expectations and continued underperformance vs. relevant indexes and peers.

We Believe the Company is Utilizing a "Board within a Board" Structure to Effectively Freeze Out the Remaining Reasonable Directors

So how do the Legacy Directors do it? How have they remained a significant presence on the Board despite these failings? Simple. Based on public statements from former directors, we believe the Board has been utilizing a "board within a board" to maintain the status quo and frustrate the Reasonable Directors. When one of the Reasonable Directors, Phillip Black, resigned from the Board in February 2016, he stated "[a]s I mentioned to you and the Board, I am resigning due to my belief in business strategies that are different from those of management and a majority of the Board members, and the practical reality that my own views will not prevail." With this "board within a board", we believe that the Legacy Directors are engaging in poor corporate governance and are an impediment to changes that a negative 82% return strongly suggests is needed.

Despite our Best Efforts, This Board has Used Stall Tactics to Deny Stockholders Their Franchise

We filed our initial Schedule 13D disclosing our stake in the Company on December 28, 2015. After repeatedly attempting to work constructively with the Board towards a reconstituted and more effective Board, we had no choice but to nominate a slate of directors to the Board in early June of 2016, in accordance with the nomination deadlines set forth in the Company's Bylaws. Despite our best efforts, the Board has effectively denied stockholders the right to vote for directors for almost two years!

During that time, we attempted to work out a deal with the Company in an effort to avoid a proxy contest. Repeatedly we has endeavored to engage is a constructive dialogue around Board reconstitution, proposing a variety of settlement scenarios with one underlying condition – that new independent directors, unaffiliated with any party, are added to the Board and no more than three Legacy Directors continue. The Legacy Directors rejected every long-term settlement we proposed. They refused to consider any scenario where they would not be allowed to unilaterally nominate any successors, not subject to stockholder approval. In our opinion, this puts in bold relief their true insular nature and is arguably one of the underlying reasons for the Company's long-term underperformance.

Now we are out of options other than a reconstitution of the Board. Our hope is that a reconstituted board will address and mend the credibility issues that have arisen over the last several years of underperformance and will restore much-needed investor confidence in the company and its management. We absolutely believe that things will never change as long as the Legacy Directors remain a significant presence on the Board.  The stockholders owe it to themselves to seize the initiative and force change now by replacing the Legacy Directors with highly qualified directors committed to a different future for stockholders. So we ask you to vote for the our Nominees on the [ GOLD ] proxy card today.

OUR FIVE INDEPENDENT NOMINEES HAVE THE EXPERIENCE AND QUALIFICATIONS NECESSARY TO FULLY EXPLORE AVAILABLE OPPORTUNITIES TO UNLOCK VALUE FOR STOCKHOLDERS AND ARE COMMITTED TO HOLDING MANAGEMENT ACCOUNTABLE FOR THE COMPANY'S PERFORMANCE

We have identified five highly-qualified, independent directors, including two incumbent directors, with relevant business and financial experience who we believe will bring a fresh perspective to the Board and would be valuable in assessing and executing on initiatives to unlock value at the Company. Further, our nominees would be committed to holding management accountable for the Company's performance.

Mark Bonney has successfully managed turnarounds in several technology companies in the United States and abroad over the past 30 years. He has significant management, operations and financial experience as a senior executive of middle market, high technology companies in the United States and globally. He is a member of the Board of Directors, President and Chief Executive Officer of MRV Communications, Inc. (NASDAQ: MRVC), a global supplier of packet and optical solutions that power the world's largest networks. Previously, Mr. Bonney served as the President and Chief Executive Officer of On Board Advisors, LLC, a strategic and financial advisory firm. He has served on the boards of American Bank Note Holographics, Inc., Axsys Technologies, Inc., and Sigma Designs. Mr. Bonney is also currently a member of the Board of Directors of Zix Corporation, where he has served since January 2013.

Dale L. Fuller has extensive experience in the technology industry both as an executive officer and a director of private and publicly traded technology companies. Mr. Fuller is intimately familiar with the Company, as he has served a member of the Company's Board since September 2014. Mr. Fuller has also served as Chairman of the Supervisory Board of AVG Technologies N.V. (NYSE: AVG) ("AVG"), a global leader in mobile security, PC optimization, Internet security, and privacy software, since November 2009. He joined AVG's Board of Directors in October 2008. Previously, Mr. Fuller served as President and Chief Executive Officer of MokaFive (n/k/a moka5, Inc.), a venture-backed private company, from 2008 to January 2013. Mr. Fuller also previously served on the Board of Directors of Zoran Corporation, a multinational digital technology company, from March 2011 until its merger with CSR plc in August 2011, and as Chairman of the Board of Directors of Webgistix Corporation, a global leader in e-commerce fulfillment, from October 2008 through January 2013. Mr. Fuller also previously served on the Boards of Directors of Guidance Software, Inc., Krugle, Inc., Quest Aircraft Company, LLC and McAfee, Inc. ("McAfee"). In addition, Mr. Fuller served as interim President and CEO of McAfee, from October 2006 through March 2007. Prior to joining McAfee, he was President and CEO of Borland Software Corporation, from 1999 until 2005. Mr. Fuller is also currently serving as Chairman of the Board of Directors of MobiSocial, Inc., a Stanford-based technology startup, where he has served since January 2013.

John Mutch is a seasoned operating executive and investor in the technology industry with over 30 years of public and private company operating and investing experience with a long, sustained track record of creating stockholder value and extensive executive management experience. He serves as the managing partner of MV Advisors LLC, a strategic block investment firm which provides focused investment and strategic guidance to small and mid-cap technology companies. Previously, Mr. Mutch served as the President, CEO and Chairman of the Board of BeyondTrust Software, a privately held security software company. He also served as President and CEO of both Peregrine Systems and HNC Software, an enterprise analytics software provider. Mr. Mutch currently serves as a member of the Board of Directors of Agilysys, Inc. (NASDAQ: AGYS), and as the Chairman of the Board of Aviat Networks and previously served on the boards of Phoenix Technology, Adaptec Inc., Edgar Online, Aspyra, Overland Storage and Brio Software.

Clifford Press is an experienced governance oriented investor, who has served on the Boards of Directors of numerous public companies in the course of his career. Mr. Press has extensive knowledge of the Company, as he has served on the Company's Board since April 2016. Mr. Press also currently serves as a director of Drive Shack, Inc. (NYSE: DS), a golf and leisure company and Stewart Information Services Corporation (NYSE: STC), a global real estate services company. In 1986, he co-founded the investment company Hyde Park Holdings, which engaged in a number of investment and acquisition activities from its founding through March 2003. In 2005, Mr. Press formed Oliver Press Partners, an investment advisory firm, in partnership with Gus Oliver. Additionally, from December 2011 to February 2013, Mr. Press served as a director of SeaBright Holdings, Inc. (formerly NYSE: SBX), a holding company whose wholly-owned subsidiary, SeaBright Insurance Company, operates as a specialty provider of multijurisdictional workers' compensation insurance. From 2001 to June 2011, Mr. Press served as a director of GM Network Ltd., a private holding company providing Internet-based digital currency services.

Raghavendra Rau is an accomplished global executive who has led transformative change in the technology and software industries. He has extensive experience in the technology industry, significant public company board experience and executive level management experience. He served as the Chief Executive Officer of SeaChange International Inc. (NASDAQ: SEAC), a manufacturer of digital video systems and provider of related services to media companies worldwide, and also on its Board of Directors. He currently serves as a member of the Board of Directors and Chairman of the Strategy Committee of TiVo Corporation (NASDAQ: TIVO), a creator of personalized and data-driven ways for viewers to discover the right entertainment and for providers to discover the right audiences, a position he has held since May 2015. Previously, Mr. Rau served on the Board of Directors of Aviat Networks, Inc. and Microtune, Inc. Mr. Rau is a former Chairman of the QuEST Forum, a collaboration of service providers and suppliers dedicated to telecom supply chain quality and performance, and was a director of the Center for Telecom Management at the University of Southern California.

PROPOSAL NO.1

ELECTION OF DIRECTORS
We are seeking your support at the Annual Meeting to elect our five independent Nominees, consisting of three newly nominated individuals and two incumbent directors, in opposition to the Company's director nominees. The two incumbent directors have agreed to run on VIEX's slate due to their frustrations with the governance and effectiveness of the current Board. The Nominees all highly accomplished and independent of VIEX. Your vote to elect the Nominees will have the legal effect of replacing to up three incumbent directors with the Nominees. The Board is currently composed of nine directors, each with terms expiring at the Annual Meeting.  Accordingly, the enclosed GOLD proxy card may only be voted for our nominees and does not confer voting power with respect to any of the Company's director nominees. Stockholders who return the GOLD proxy card will only be able to vote for our five nominees and will not have the opportunity to vote for the remaining four seats up for election at the Annual Meeting unless they attend the meeting in person and vote on the ballot that should be made available there.   If all of the Nominees are elected, such Nominees will represent a majority of the members of the Board. In the event that our director Nominees comprise less than a majority of the Board following the Annual Meeting, there can be no assurance that any actions or changes proposed by our Nominees will be adopted or supported by the full Board. VIEX believes that any attempt to increase or decrease the size of the current Board or the number of directors up for election at the Annual Meeting would constitute an improper manipulation of the Company's corporate machinery.

Our Nominees:

Mark Bonney, age 62, has successfully managed turnarounds in several technology companies in the United States and abroad over the past 30 years. He has been a member of the Board of Directors of MRV Communications, Inc., a global supplier of packet and optical solutions that power the world's largest networks (NASDAQ: MRVC) ("MRV") since April 2013, and from April 2013 until August 2014 he served as an Independent Director, Chair of the Audit Committee and member of the Nominating and Governance Committee. From August 2014 until December 2014 he served as MRV's Executive Vice President and Chief Financial Officer, and has been MRV's President and Chief Executive Officer since December 2014. From January 2013 through August 2014, Mr. Bonney served as the President and Chief Executive Officer of On Board Advisors, LLC, a strategic and financial advisory firm. From March 2010 to December 2012, Mr. Bonney was EVP and CFO of Direct Brands, Inc., a leading direct to consumer marketing company. From February 2008 until March 2010, Mr. Bonney was VP and General Manager of JDSU Authentication Solutions, a manufacturer of optical security devices which was formed in 2008 following the sale of American Bank Note Holographics, Inc. ("ABNH") to JDS Uniphase Corporation ("JDSU") (formerly NASDAQ: JDSU). Mr. Bonney was an independent director of ABNH from 2003 to 2005, and was EVP and CFO of ABNH from 2005 until its sale to JDSU in 2008. Prior to 2003, he was President, Chief Operating Officer and a Director at Axsys Technologies, Inc. (formerly NASDAQ: AXYS), a leading manufacturer of highly sophisticated optical components and subsystems, and served as Chief Financial Officer and VP of Operations at Zygo Corporation (formerly NASDAQ: ZIGO), a manufacturer of metrology measurement and control systems and optical components. Mr. Bonney is currently a director of Zix Corporation (NASDAQ: ZIXI), where he has served since January 2013. He is also a member of the Audit Committee and Nominating and Governance Committee for Zix Corporation. Previously, Mr. Bonney was a director of Sigma Designs, Inc. (NASDAQ: SIGM), where he served from August 2012 until August 2015 and chaired the Audit and Nominating and Corporate Governance Committees. Mr. Bonney also serves as a director of Community eConsult Network, Inc., a not-for-profit corporation engaged in medical consultative services, and is Chairman Emeritus of Community Health Centers, Inc. Mr. Bonney holds a BS in Business Administration from Central Connecticut State University and an MBA in Finance from the University of Hartford.

We believe that Mr. Bonney will be able to provide important contributions to the Board through his significant management, operations and financial experience as a senior executive of middle market, high technology companies in the United States and globally.

Dale L. Fuller, age 58, has served as a member of the Company's Board since September 2014. Mr. Fuller has also served as Chairman of the Supervisory Board of AVG Technologies N.V. (NYSE: AVG) ("AVG"), a global leader in mobile security, PC optimization, Internet security, and privacy software, since November 2009. He joined AVG's Board of Directors in October 2008. In addition, Mr. Fuller served as Chairman of the Board of Directors of MobiSocial, Inc., a Stanford-based technology startup, since January 2013. Previously, Mr. Fuller served as President and Chief Executive Officer of MokaFive (n/k/a moka5, Inc.), a venture-backed private company, from 2008 to January 2013. Mr. Fuller also previously served on the Board of Directors of Zoran Corporation, a multinational digital technology company, from March 2011 until its merger with CSR plc in August 2011, and as Chairman of the Board of Directors of Webgistix Corporation, a global leader in e-commerce fulfillment, from October 2008 through January 2013. Prior to that, Mr. Fuller served as a director of Phoenix Technologies, Ltd., a BIOS software company, from November 2009 until its sale to Marlin Equity Partners in November 2010. Mr. Fuller also previously served on the Boards of Directors of Guidance Software, Inc., Krugle, Inc., Quest Aircraft Company, LLC and McAfee, Inc. ("McAfee"). In addition, Mr. Fuller served as interim President and CEO of McAfee, from October 2006 through March 2007. Prior to joining McAfee, he was President and CEO of Borland Software Corporation, from 1999 until 2005. Mr. Fuller also founded and served as President and CEO of WhoWhere? Corporation, which was later acquired by Lycos, Inc. As a start-up company CEO, Mr. Fuller led the expansion of several domain sites, including angelfire.com and Mailcity. In addition, he has held various senior executive positions at Apple Computer, NEC, Motorola, and Texas Instruments. Mr. Fuller holds an honorary doctorate from St. Petersburg State University.

We believe that Mr. Fuller's experience as a member of the Company's Board and his extensive experience in the technology industry both as an executive officer and a director of private and publicly traded technology companies well qualifies him to serve on the Board.

John Mutch, age 59, is a seasoned operating executive and investor in the technology industry with over 30 years of experience and has a long, sustained track record of creating stockholder value. He has served as the managing partner of MV Advisors LLC, a strategic block investment firm which provides focused investment and strategic guidance to small and mid-cap technology companies, since he founded it in January 2006. Previously, Mr. Mutch served as the President, Chief Executive Officer and Chairman of the Board of BeyondTrust Software, a privately held security software company focused on privilege identity management solutions sold into the Global 2000 IT infrastructure market, from December 2008 to January 2014. In March 2003, Mr. Mutch was appointed by the U.S. Bankruptcy court to the Board of Peregrine Systems. He assisted that company in a bankruptcy work-out proceeding and was named President and Chief Executive Officer in July 2003. Mr. Mutch ran Peregrine Systems (formerly NASDAQ: PRGN), operating the company under an SEC consent decree and successfully restructured the company culminating in a sale to Hewlett-Packard Company in December 2005. From July 1997 until August 2002, Mr. Mutch served as President, Chief Executive Officer and a director of HNC Software (formerly NASDAQ: HNCS), an enterprise analytics software provider. Before HNC Software, Mr. Mutch spent seven years at Microsoft Corporation in a variety of executive sales and marketing positions. Mr. Mutch has served as a member of the Board of Directors of Agilysys, Inc. (NASDAQ: AGYS), a provider of information technology solutions, since March 2009, and as the Chairman of the Board of Aviat Networks (NASDAQ: AVNW), a global supplier of microwave networking solutions, backed by an extensive suite of professional services and support, since January 2015. He has also served as a member of the Board of Directors of Steel Excel Inc. (formerly NASDAQ: SXCL) since December 2007. Previously, he served on the boards of Phoenix Technology, Adaptec Inc., Edgar Online, Aspyra, Overland Storage and Brio Software. Mr. Mutch received his BS in Applied Economics from Cornell University and an MBA from the University of Chicago.

We believe that Mr. Mutch's over thirty years of public and private company operating and investment experience and his extensive executive management experience will make him a valuable addition to the Board.

Clifford Press, age 63, has served as a member of the Company's Board since April 2016. He is an experienced governance oriented investor, and has served on the Boards of Directors of numerous public companies in the course of his career. Mr. Press also currently serves as a director of Drive Shack, Inc. (NYSE: DS), a golf and leisure company and Stewart Information Services Corporation (NYSE: STC), a global real estate services company. He received his undergraduate degree from Oxford University in England and in 1983 received an MBA from the Harvard Business School. From 1983 to 1986, he was employed by Morgan Stanley and Co., Incorporated, where he worked in the Mergers and Acquisitions Department. In 1986, he co-founded the investment company Hyde Park Holdings, which engaged in a number of investment and acquisition activities from its founding through March 2003. In 2005, Mr. Press formed Oliver Press Partners, an investment advisory firm, in partnership with Gus Oliver. Additionally, from December 2011 to February 2013, Mr. Press served as a director of SeaBright Holdings, Inc. (formerly NYSE: SBX), a holding company whose wholly-owned subsidiary, SeaBright Insurance Company, operates as a specialty provider of multijurisdictional workers' compensation insurance. From 2001 to June 2011, Mr. Press served as a director of GM Network Ltd., a private holding company providing Internet-based digital currency services.

We believe that Mr. Press's experience as a member of the Company's Board and his extensive experience as an executive officer and a director of private and publicly traded companies well qualifies him to serve on the Board.

Raghavendra Rau, age 67, is an accomplished global executive who has led transformative change in the technology and software industries. Mr. Rau currently serves as a member of the Board of Directors and Chairman of the Strategy Committee of TiVo Corporation (NASDAQ: TIVO), a creator of personalized and data-driven ways for viewers to discover the right entertainment and for providers to discover the right audiences, a position he has held since May 2015. From November 2011 until October 2014, Mr. Rau served as the CEO of SeaChange International Inc. (NASDAQ: SEAC), a provider of digital video systems, software and related services to cable, telecommunications and broadcast television companies worldwide, where he also served as a director from July 2010 until October 2014 and as a member of the Compensation Committee. From November 2010 until December 2014, Mr. Rau served as a director of Aviat Networks, Inc. (NASDAQ: AVNW), a global supplier of microwave networking solutions, backed by an extensive suite of professional services and support, where he also served as a member of the Audit Committee. Mr. Rau also previously served as a director of Microtune, Inc. (formerly NASDAQ: TUNE), a global leader in RF integrated circuits and subsystem modules, from May 2010 until its acquisition by Zoran Corporation in December 2010, where he also served as a member of the Audit Committee. Mr. Rau served as Senior Vice President of the Mobile TV Solutions Business of Motorola, Inc. ("Motorola") from May 2007 until January 2008, and as Senior Vice President of Strategy and Business Development, Networks & Enterprise of Motorola from March 2006 to May 2007. Mr. Rau served as Corporate Vice President of Global Marketing and Strategy for Motorola from 2005 to 2006, and as Corporate Vice President, Marketing and Professional Services, from 2001 to 2005. From October 1992 to 2001, Mr. Rau served in various positions within Motorola, including as Vice President of Strategic Business Planning and Vice President of Sales and Operations and held positions in Asia and Europe. Mr. Rau is a former Chairman of the QuEST Forum, a collaboration of service providers and suppliers dedicated to telecom supply chain quality and performance, and was a director of the Center for Telecom Management at the University of Southern California. Mr. Rau also served on the Motorola Partnership Board of France Telecom. Mr. Rau holds a Bachelor's degree in Engineering from the University of Mysore (India) and an MBA from the Indian Institute of Management.

We believe that Mr. Rau's extensive experience in the technology industry, significant public company board experience and his executive level management experience make him well qualified to serve on the Board.

The principal business address of Mr. Bonney is c/o MRV Communications, Inc., 20415 Nordhoff, St., Chatsworth, CA 91311. The principal business address of Mr. Fuller is 62 Cedar Street #1204, Seattle, WA 98121. The principal business address of Mr. Mutch is c/o MV Advisors LLC, P.O. Box 666, Rancho Santa Fe, CA 92067. The principal business address of Mr. Press is 152 W. 57th Street, New York, NY 10019.  The principal business address of Mr. Rau is 5632 Rutgers Road, La Jolla, CA 92037.

As of the date hereof, Mr. Fuller may be deemed to beneficially own 233,890 shares of Common Stock, including 36,348 shares underlying restricted stock units awarded to Mr. Fuller in his capacity as a director of the Company. Such units vest on the date of the Company's 2016 annual meeting. For information regarding transactions during the past two years by Mr. Fuller in securities of the Company that he may be deemed to beneficially own, see Schedule I.  As of the date hereof, Mr. Press may be deemed to beneficially own 62,500 shares underlying 50% of 125,000 restricted stock units awarded to Mr. Press in his capacity as a director of the Company. Such units vest on April 1, 2017. The remainder of such stock units will vest in equal installments on July 1, 2017, October 1, 2017, January 1, 2018 and April 1, 2018. For information regarding transactions during the past two years by Mr. Press in securities of the Company, see Schedule I.   As of the date hereof, none of the other Nominees own any shares of Common Stock.

Each of the Nominees has entered into a letter agreement with Series One, pursuant to which Series One has agreed to indemnify such Nominee in accordance with the terms of the letter agreement against claims arising from the solicitation of proxies from stockholders in connection with the Annual Meeting and any related transactions.

Pursuant to an agreement dated September 23, 2016, between the Company and the VIEX Entities (the "Observer Agreement"), the Company granted Board observer rights to John Mutch and Raghu Rau until December 1, 2016, subject to certain conditions. On December 2, 2016, the Company and the VIEX Entities entered into an amendment to the Observer Agreement, pursuant to which the Board observer rights of John Mutch and Raghu Rau were extended until February 1, 2017.

Other than as stated herein, there are no arrangements or understandings between members of VIEX or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting. None of the Nominees are a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

VIEX believes that each Nominee presently is, and if elected as a director of the Company, each of the Nominees would be, an "independent director" within the meaning of (i) applicable NYSE listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002.

According to the Company's proxy statement, a "change of control" of the Company under the severance and change of control agreements which the Company has with management include, among other things, a change in the composition of the Board occurring within a 24 month period as a result of which fewer than a majority of the directors are Incumbent Directors (as defined in these agreements). Directors (and any successor thereto) elected or nominated pursuant to the settlement agreements entered into between the Company and Starboard Value LP and certain of its affiliates are not Incumbent Directors within the meaning of this definition. According to the Company's proxy statement, a majority of the Board would consist of directors who are not Incumbent Directors if Paul R. Auvil III, Jon W. Gacek, David A. Krall, Gregg J. Powers and David E. Roberson were not re-elected at the Annual Meeting, which would result in a change of control under the aforementioned severance and change of control agreements.
Pursuant to these agreements, certain severance payments may be triggered following a change of control only if a second independent event constituting a qualifying termination occurs within twelve months of such change of control. Accordingly, the election of the Nominees would not trigger severance payments unless the second event constituting a qualifying termination occurs within twelve months of a change of control, none of which will be in the control of VIEX, and none of which will be triggered solely as a result of your voting for all of the Nominees.
We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed [ GOLD ] proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company's bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Company's bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Company's bylaws and shares of Common Stock represented by the enclosed [ GOLD ] proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Company's bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of VIEX that any attempt to increase the size of the current Board or to classify the Board constitutes an unlawful manipulation of the Company's corporate machinery.

Required Vote

Each stockholder voting in the election of directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the stockholder's shares are entitled. Alternatively, a stockholder may distribute the stockholder's votes on the same principle among as many candidates as the stockholder would like, provided that the stockholder may only return one valid proxy card. Therefore, a stockholder using the [ GOLD ] proxy card may distribute the stockholder's votes among VIEX's five nominees.

Because the election for directors is contested, at the Annual Meeting, directors will be elected by a plurality of the votes cast with respect to that nominee. In this context, this means that the nine directors receiving the most votes, after stockholders are allowed to cumulate votes, will be elected. Therefore it is important that you cumulate your votes for VIEX's five Nominees.

WE URGE YOU TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED [ GOLD ] PROXY CARD.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company's proxy statement, the Audit Committee has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to audit the financial statements of the Company for the fiscal year ending March 31, 2017.

Required Vote

The affirmative vote of a majority of the votes present in person or represented by proxy and entitled to vote at the Annual Meeting is required to ratify the appointment of PricewaterhouseCoopers LLP.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES "[FOR/AGAINST]" THIS PROPOSAL.

SHARES OF COMMON STOCK REPRESENTED BY PROPERLY EXECUTED [ GOLD ] PROXY CARDS WILL BE VOTED AT THE ANNUAL MEETING AS MARKED AND, IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, "[ABSTAIN]" WITH RESPECT TO THE APPROVAL OF THIS PROPOSAL

PROPOSAL NO. 3

ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

As discussed in further detail in the Company's proxy statement, at the Company's 2011 Annual Meeting of Stockholders, a majority of stockholders voted in favor of holding an advisory vote to approve the compensation of the Company's named executive officers on an annual basis. The Board has adopted a policy to provide for an annual advisory stockholder vote to approve the compensation of the Company's named executive officers. In accordance with that policy, and pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, stockholders are being asked to approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed pursuant to Item 402 of Regulation S-K in the Compensation, Discussion and Analysis, the Summary Compensation Table and the related tables, notes, and the narrative in the Company's proxy statement.

Specifically, the Company is asking stockholders to vote for the following resolution:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the [Company's] Proxy Statement for the Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation table and the supporting tabular and narrative disclosure on executive compensation."

Required Vote

The adoption of a resolution approving, on an advisory basis, the compensation of the Company's named executive officers, requires the affirmative vote of a majority of the votes present in person or represented by proxy and entitled to vote on the proposal.

According to the Company's proxy statement, while this advisory vote to approve the compensation of the Company's named executive officers is not binding on the Company, the Leadership and Compensation Committee of the Board or the Board, it will provide valuable information to the Company regarding stockholder sentiment about the executive compensation philosophy, policies and practices, which the Leadership and Compensation Committee of the Board will consider when determining executive compensation for the remainder of the Company's current fiscal year and beyond.

 WE MAKE NO RECOMMENDATION WITH RESPECT TO THE ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION AND INTEND TO VOTE OUR SHARES "[FOR/AGAINST]" THIS PROPOSAL.

SHARES OF COMMON STOCK REPRESENTED BY PROPERLY EXECUTED [ GOLD ] PROXY CARDS WILL BE VOTED AT THE ANNUAL MEETING AS MARKED AND, IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, "[ABSTAIN]" WITH RESPECT TO THE APPROVAL OF THIS PROPOSAL

PROPOSAL NO. 4

ADVISORY VOTE ON FUTURE ADVISORY VOTES ON NAMED EXECUTIVE COMPENSATION

As described in Proposal No. 3 above, stockholders are being provided the opportunity to cast an advisory vote on the fiscal 2016 compensation of our named executive officers  (commonly known as "Say-on-Pay" vote).

As discussed in further detail in the Company's proxy statement, every six years, the Company is required to conduct a non-binding stockholder advisory vote on the frequency of future Say-on-Pay votes. At the Company's 2011Annual Meeting of Stockholders, the stockholders cast the highest number of votes for voting on an annual basis, compared to voting every two years or three years. In response to the expressed opinion of the stockholders and other factors considered by the Board, the Company has held such "Say-on-Pay" votes on an annual basis since 2011. As approximately six years have passed, this Proposal No. 4 provides stockholders with a second opportunity at the Annual Meeting to cast a non-binding advisory vote on how often the Company should include a "Say-on-Pay" vote in its proxy materials for future annual stockholder meetings. Under this Proposal No. 4, stockholders may vote to have the "Say-on-Pay" vote every year, every two years or every three years.

Required Vote

The option of one year, two years or three years that receives the highest number of votes cast by stockholders will be the frequency of future advisory votes on executive compensation that has been selected by stockholders. Abstentions and broker non-votes will have no effect on the outcome of the vote.

According to the Company's proxy statement,  as an advisory vote, this proposal is nonbinding. Although the vote is nonbinding, the Board and the Compensation Leadership and Compensation Committee will consider the outcome of the vote when setting the frequency of future advisory votes on executive compensation, according to the Company's proxy statement.

 WE RECOMMEND A VOTE FOR EVERY "[1 YEAR]" FOR THE ADVISORY VOTE REGARDING THE FREQUENCY OF STOCKHOLDER VOTES TO APPROVE THE EXECUTIVE OFFICERS' COMPENSATION AND INTEND TO VOTE OUR SHARES FOR EVERY "[1 YEAR]"

SHARES OF COMMON STOCK REPRESENTED BY PROPERLY EXECUTED [ GOLD ] PROXY CARDS WILL BE VOTED AT THE ANNUAL MEETING AS MARKED AND, IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, FOR EVERT "[1 YEAR]" WITH RESPECT TO THE APPROVAL OF THIS PROPOSAL

PROPOSAL NO. 5

APPROVAL OF AN AMENDMENT TO THE EMPLOYEE STOCK PURCHASE PLAN

As discussed in further detail in the Company's proxy statement, the Company is asking stockholders to approve an amendment to the Employee Stock Purchase Plan (the "ESPP") to increase the number of shares made available for issuance under the ESPP by 6.5 million. The ESPP allows eligible employees to purchase shares of Common Stock at a price equal to 85% of the lower of the closing price of the Common Stock on the NYSE on either the opening or closing date of the respective offering period.

According to the Company's proxy statement, the Leadership and Compensation Committee of the Board has approved the amendment to the ESPP, subject to the approval of stockholders at the Annual Meeting. The ESPP was last approved by stockholders at the 2014 Annual Meeting of Stockholders. Since the 2014 Annual Meeting of Stockholders, the ESPP has not been amended in any other material way except for the proposed increase in the number of shares available for issuance pursuant to the ESPP that is being submitted to stockholders at the Annual Meeting. If the amendment to the ESPP is not approved by stockholders, the ESPP will continue without any increase to the number of shares made available for issuance under the ESPP.

For a full discussion of the ESPP, please see the Company's proxy statement.  The Amended and Restated ESPP, as approved by the Leadership and Compensation Committee of the Board, to provide for the additional 6.5 million issuance is attached to the Company's proxy statement as Exhibit A.

Required Vote

Approval of the ESPP requires the affirmative vote of the holders of a majority of votes cast on the proposal with abstentions counting as votes "Against" for this purpose. If stockholders do not approve the ESPP, the ESPP will continue under its current terms until it is terminated in accordance with the terms of the ESPP.

WE RECOMMEND A VOTE "[FOR]" THE APPROVAL OF AN AMENDMENT TO THE EMPLOYEE STOCK PURCHASE PLAN AND INTEND TO VOTE OUR SHARES "[FOR]" THIS PROPOSAL

SHARES OF COMMON STOCK REPRESENTED BY PROPERLY EXECUTED GOLD PROXY CARDS WILL BE VOTED AT THE ANNUAL MEETING AS MARKED AND, IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, "[FOR]" WITH RESPECT TO THE APPROVAL OF THIS PROPOSAL

PROPOSAL NO. 6

APPROVAL OF AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE COMPANY TO EFFECT A REVERSE STOCK SPLIT

As discussed in further detail in the Company's proxy statement, the Board has adopted a resolution approving, and recommending that stockholders adopt, an amendment (the "Amendment") to the Company's Amended and Restated Certificate of Incorporation which would effect a reverse stock split of its issued and outstanding Common Stock at a ratio of not less than one-for-three (1:3) and not more than one-for-eight (1:8), the exact reverse stock split ratio to be determined by the Board and publicly announced prior to the filing of the Amendment. The primary purpose of the reverse stock split is to raise the per share trading price of the Common Stock to enable the Company to maintain the listing of its Common Stock on the New York Stock Exchange (the "NYSE").

According to the Company's proxy statement, if the Amendment is adopted by the stockholders, the reverse stock split will be accomplished by the filing with the Secretary of State of the State of Delaware of the Amendment that contains the reverse stock split ratio determined by the Board to be in the best interests of the Company and stockholders and publicly announced prior to the filing of the Amendment, which determination shall be made within six months from the date of the Annual Meeting. Except for adjustments that may result from the treatment of fractional shares, each stockholder will hold the same percentage of Common Stock outstanding immediately following the reverse stock split as that stockholder held immediately before the reverse stock split.

For a full discussion of the Amendment please see the Company's proxy statement.  The form of the Amendment to accomplish the reverse stock split is attached to the Company's proxy statement as Exhibit B.

Approval Required

The affirmative vote of a majority of the shares of Common Stock of the Company outstanding and entitled to vote thereon is required to adopt the Amendment to accomplish a reverse stock split of Common Stock. The effect of an abstention, broker non-vote or any failure to vote is the same as that of a vote "Against" the proposal.

WE RECOMMEND A VOTE "[FOR]" THE APPROVAL OF AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE COMPANY TO EFFECT A REVERSE STOCK SPLIT AND INTEND TO VOTE OUR SHARES "[FOR]" THIS PROPOSAL

SHARES OF COMMON STOCK REPRESENTED BY PROPERLY EXECUTED GOLD PROXY CARDS WILL BE VOTED AT THE ANNUAL MEETING AS MARKED AND, IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, "[FOR]" WITH RESPECT TO THE APPROVAL OF THIS PROPOSAL

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sold their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, VIEX believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed [ GOLD ] proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of our Nominees, [ABSTAIN] the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2017, [ABSTAIN] the approval, on an advisory basis, of the compensation of the Company's named executive officers, [EVERY 1 YEAR] for the frequency of future advisory votes on named executive officer compensation, [FOR] the approval of an amendment to the Company's Employee Stock Purchase Plan, [FOR] the amendment to the Company's Amended and Restated Certificate of Incorporation to effectuate a reverse stock split and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

According to the Company's proxy statement for the Annual Meeting, the current Board intends to nominate seven candidates for election at the Annual Meeting. This Proxy Statement is soliciting proxies to elect only our Nominees. Accordingly, the enclosed [ GOLD ] proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company's nominees. VIEX intends to vote all of its shares of Common Stock in favor of the Nominees. Stockholders should refer to the Company's proxy statement for the names, backgrounds, qualifications and other information concerning the Company's nominees. In the event that some of the Nominees are elected, there can be no assurance that the Company nominee(s) who get the most votes and are elected to the Board will choose to serve as on the Board with the Nominees who are elected.

Quorum; Broker Non-Votes; Discretionary Voting

A majority of the shares of Common Stock issued and outstanding on the Record Date will constitute a quorum for the transaction of business at the Annual Meeting.

While there is no definite statutory or case law authority in Delaware as to the proper treatment of abstentions, according to the Company's proxy statement the Company believes that abstentions should be counted for purposes of determining both (i) the presence or absence of a quorum for the transaction of business and (ii) the total number of shares entitled to vote at the Annual Meeting with respect to a proposal (other than a proposal relating to the election of directors). However, abstentions are not treated as "votes cast" with respect to a proposal, therefore, an abstention has no effect on any proposal requiring the approval of a majority of the votes cast with respect to the proposal. In the absence of controlling precedent to the contrary, according to the Company's proxy statement, the Company intends to treat abstentions in this manner.

Broker non-votes occur on a matter when a bank, broker or other nominee is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. These matters are referred to as "non-routine" matters. Given the contested nature of the election at the Annual Meeting, all matters scheduled to be voted on are "non-routine. It is therefore important that stockholders provide instructions to their broker if their shares are held by a broker so that your votes are counted.

Without instructions, brokers will not be able to vote shares for any of the proposals. Therefore, if stockholders' shares are held by a broker, it is important that they provide instructions to their broker so that their votes with respect to the election of directors, the ratification of the appointment of auditors, the advisory vote to approve executive compensation, the advisory vote on the frequency of future advisory votes on named executive officer compensation, the approval of an amendment to the Company's Employee Stock Purchase Plan and the adoption of the amendment to the Company's Amended and Restated Certificate of Incorporation to effectuate a reverse stock split are counted.

Under rules that govern brokers, banks and other agents that are record holders of company stock held in brokerage accounts for their clients who beneficially own the shares, such record holders who do not receive voting instructions from their clients have the discretion to vote uninstructed shares on certain matters ("discretionary matters"), but do not have discretion to vote uninstructed shares as to certain other matters ("non-discretionary matters").  Accordingly, a broker may submit a proxy card on behalf of a beneficial owner from whom the broker has not received voting instructions that casts a vote with regard to discretionary matters but expressly states that the broker is not voting as to nondiscretionary matters. All matters on the agenda for the Annual Meeting, other than the ratification of the Company's auditors, are nondiscretionary. According to the Company's proxy statement, the NYSE has advised them that, because the Annual Meeting relates to an election contest, if VIEX mails its proxy statement to all of the Company's stockholders, the NYSE will treat all items to be voted on at the Annual Meeting as non-discretionary.  However, if VIEX mails its proxy statement to fewer than all of the Company's stockholders, the NYSE apparently has advised the Company that it may permit broker votes on non-discretionary items on behalf of stockholders who do not receive proxy materials from us, which in this instance would be limited to the ratification of the appointment of the Company's independent registered public accounting firm (Proposal Two in this Proxy Statement). It is important that you provide instructions to your broker if your shares are held by a broker so that your votes are counted.
Votes Required for Approval
Election of Directors ─ For the election of directors, at the Annual Meeting, directors will be elected by a plurality of the votes cast with respect to that nominee. In this context, this means that the nine directors receiving the most votes, after stockholders are allowed to cumulate votes, will be elected. As discussed further in this Proxy Statement, we are nominating five director nominees for a nine-member Board. As a result, stockholders voting for the election of directors at the Annual Meeting on the [ GOLD ] proxy card will be able to vote for only five nominees for a nine-member Board and will not be able to vote for the four remaining directors to serve on our Board. If a stockholder voting for the election of directors at the Annual Meeting on our [ GOLD ] proxy card cumulates votes, such stockholder will only be able to allocate their total number of votes among VIEX's five nominees. See "Information on the Mechanics of Cumulative Voting" below for more information on the operation of cumulative voting.

Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2017 ─ The ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2017, requires the affirmative vote of a majority of the votes present in person or represented by proxy and entitled to vote on the matter.

Adoption of a resolution approving, on an advisory basis, the compensation of our named executive officers ─ The adoption of a resolution approving, on an advisory basis, the compensation of the Company's named executive officers requires the affirmative vote of a majority of the votes present in person or represented by proxy and entitled to vote on the matter. This is advisory only; however, the Board and the Leadership and Compensation Committee of the Board will take into account the outcome of the vote when evaluating our future executive compensation programs.

Advisory Vote on Future Advisory Votes on Named Executive Compensation  ─ The advisory vote on the frequency of future advisory votes on named executive officer compensation, provides that the option of every 1 year, 2 years or 3 years that receives the most votes "For" will be the option selected by stockholders. This is advisory only, however, the Board and the Leadership and Compensation Committee of the Board will take into account the outcome of the vote when evaluating the frequency of future votes on named executive officer compensation.

Approval of an Amendment to the Employee Stock Purchase Plan ─ The approval of an amendment to the Company's Employee Stock Purchase Plan, requires approval of a majority of the votes cast. For purposes of Proposal No. 5, abstentions count as votes against the proposal, so votes "For" must exceed "Against" and "Abstain" votes combined.

Approval of an Amendment to the Amended and Restated Certificate of Incorporation of the Company to Effect a Reverse Stock Split  ─ The adoption of an amendment to the Company's Amended and Restated Certificate of Incorporation to effectuate a reverse stock split, requires approval of a majority of the shares of Common Stock outstanding and entitled to vote. Accordingly, abstentions and broker non-votes will have the effect of a vote "Against" Proposal No. 6.

To vote, please complete, sign, date and return the enclosed [ GOLD ] proxy card or, to appoint a proxy over the Internet or by telephone, follow the instructions provided herein . If you attend the Annual Meeting and wish to vote in person, you may withdraw your proxy and vote in person. If your shares of Common Stock are held in the name of your broker, bank or other nominee, as it appears from public information that most shares of Common Stock are, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the Annual Meeting. VIEX's proxy solicitors at Saratoga Proxy Consulting LLC can help answer your voting and proxy questions.

Appraisal Rights

Under applicable Delaware law, none of the holders of Common Stock are entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting.

Information on the Mechanics of Cumulative Voting

All stockholders will have the right to cumulate their votes in the election of directors. Cumulative voting means that each stockholder may aggregate and combine such their voting power for the election by distributing a number of votes, determined by multiplying the number of shares held by the stockholder as of the record date by nine (the number of directors to be elected at the Annual Meeting). Such stockholder may distribute all of the votes to one individual director nominee, or distribute such votes among any two or more director nominees, as the stockholder chooses .

Discretionary authority is being sought to cumulate votes at the Annual Meeting and, unless you specifically instruct otherwise, the GOLD proxy confers discretionary authority to cumulate votes for any or all of our Nominees for which authority to vote has not been withheld, at the discretion of the individuals named as proxies on the enclosed GOLD proxy card.   If you do not specifically instruct otherwise, the GOLD proxy we are soliciting will confer upon the individuals named as proxies on the enclosed [GOLD] proxy card such proxy holders with  the authority to cumulate votes at their instruction and discretion so as to provide for the election of the maximum number of the Nominees (for whom authority is not otherwise specifically withheld by voting "FOR ALL EXCEPT" and naming one or more nominees or "WITHHOLD ALL" ) including, but not limited to, the prioritization of such nomineesNominees to whom such votes may be allocated.  If it is necessary for us to prioritize among the Nominees and allocate votes, we intend to provide for the election of the maximum number of our Nominees, and will provide instructions as to the order of priority such Nominees.
If you elect to grant us your proxy and do not specifically instruct otherwise, you are authorizing the individuals named as proxies on the enclosed [ GOLD ] proxy card to vote your shares in their discretion, including to cumulate your votes in favor of the Nominees and to determine the specific allocation of votes to individual nominees in order to elect as many of the Nominees as possible. You may withhold your authority to vote for one or more Nominees by voting "FOR ALL EXCEPT" and writing in such nominee(s) or "WITHHOLD ALL", in which case the proxy holders will retain discretion to allocate your votes among our other nominees unless you specifically instruct otherwise. If you do not wish to grant the proxy holders authority to cumulate your votes in the election of directors, you must state this objection on your proxy card. Under no circumstances may the proxy holders cast your votes for any Nominee for whom you have withheld authority to vote by noting "FOR ALL EXCEPT" and named such nominee or "WITHHOLD ALL".

For example, a proxy marked "FOR ALL EXCEPT" may only be voted for those of our director nominees for whom you have not otherwise specifically withheld authority to vote, a proxy marked "WITHHELD ALL" may not be voted for any of our director nominees, and a proxy marked "FOR ALL" may be voted for all of our director nominees. In exercising its discretion with respect to cumulating votes, the proxy holders may cumulate and cast the votes represented by your proxy for any of our director nominees for whom you have not otherwise withheld authority by voting "FOR ALL EXCEPT" and naming such nominee or voting "WITHHOLD ALL". For example, if you grant a proxy with respect to shares representing 900 cumulative votes, and mark "FOR ALL EXCEPT" and list one of our Nominees, the proxy holders may cast the 900 votes for any or all of our five Nominees, other than the Nominee you listed. Moreover, the proxy holders may allocate the 900 votes among the other director nominees as it determines, such that each of those other director nominees may receive unequal portions of the 900 votes or none at all.

Assuming cumulative voting applies, unless you specifically instruct otherwise, you are authorizing the individuals named as proxies on the enclosed [ GOLD ] proxy card to cast the votes as to which voting authority has been granted so as to provide for the election of the maximum number of our director nominees, and will provide instructions as to the order of priority of the nominees in the event that fewer than all of our nominees are elected. No determination has been made as to the order of priority of candidates to which votes will be allocated, and any determination will be made, if necessary, at the Annual Meeting. Accordingly, if you grant a proxy to the individuals named as proxies on the enclosed [ GOLD ] proxy card and have not specifically instructed otherwise, your shares will be voted for our director nominees at the discretion of the individuals named as proxies on the enclosed [ GOLD ] proxy card with respect to all of your shares (except that the individuals named as proxies on the enclosed [ GOLD ] proxy card will not be able to vote your shares for a candidate from whom you have withheld authority to vote). If you wish to exercise your own discretion as to allocation of votes among nominees, and you are a record holder of shares, you will be able to do so by attending the meeting and voting in person, by appointing another person as your representative to vote on your behalf at the meeting, or by providing us with specific instructions as to how to allocate your votes.

A holder of record who wishes to provide vote allocation instructions must submit a proxy card by mail and should handwrite the number of votes such holder wishes to allocate to each nominee as specified on the enclosed [ GOLD ] proxy card. You may provide vote allocation instructions for all or a portion of the votes you are entitled to cast. If you provide vote allocation instructions for all of the votes you are entitled to cast, the proxy holders will vote in accordance with your instructions. If you provide vote allocation instructions for less than all of the votes that you are entitled to cast, the proxy holders will retain discretionary authority to cast your remaining votes, except for any Nominee for whom you have withheld authority by marking the "FOR ALL EXCEPT" box and specifically naming that nominee.  If you wish to grant the individuals named as proxies on the enclosed [ GOLD ] proxy card discretionary authority to allocate votes among all our nominees you may check the "FOR ALL" box, but you are not required to do so. The individuals named as proxies on the enclosed [ GOLD ] proxy card will retain discretionary authority to allocate votes among all our nominees except where you provide a specific instruction stating your objection to the proxy holder cumulating your votes, by hand marking the number of votes to be allocated to one or more nominees, or by voting "FOR ALL EXCEPT" and naming one or more nominees, or "WITHHOLD ALL".

Any stockholder who holds shares in street name and desires to allocate votes among specific nominees may do so by either informing the stockholder's broker, banker or other custodian of the stockholder's desire to attend the Annual Meeting, and requesting a legal proxy to attend the meeting, or by providing the broker, banker or other custodian with instructions as to how to allocate votes among nominees, which can then be delivered to us. Because each broker, banker or custodian has its own procedures and requirements, a stockholder holding shares in street name who wishes to allocate votes to specific nominees should contact its broker, banker or other custodian for specific instructions on how to obtain a legal proxy or provide vote allocation instructions.

Stockholders with any questions about how to cumulate their votes should please contact Saratoga Proxy Consulting LLC at the address set forth herein.

Revocation of Proxies

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to us in care of Saratoga Proxy Consulting LLC at [             ] or to the Company at  224 Airport Parkway, Suite 300, San Jose, CA 95110, or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to us in care of Saratoga Proxy Consulting LLC at [             ]. IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED [ GOLD ] PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

To ensure that your shares are voted in accordance with your wishes, you should also contact the person responsible for your account and give instructions for a [ GOLD ] proxy card to be issued representing your shares of Common Stock.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by VIEX. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

We have entered into an agreement with Saratoga Proxy Consulting LLC for solicitation and advisory services in connection with this solicitation, for which Saratoga Proxy Consulting LLC will receive a fee not to exceed $[              ], together with reimbursement for its reasonable out-of-pocket expenses. Saratoga Proxy Consulting LLC will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. We will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Saratoga Proxy Consulting LLC will employ approximately [   ] persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by us. Costs of this solicitation of proxies are currently estimated to be approximately $[              ]. We estimate that through the date hereof, its expenses in connection with this solicitation are approximately $[              ].

VIEX will initially pay all costs associated with the solicitation of proxies, but we will seek reimbursement of such costs from the Company and will not submit such reimbursement to a vote of stockholders.

ADDITIONAL PARTICIPANT INFORMATION

The VIEX Entities and the Nominees are participants in this solicitation (the "Participants"). The principal business of each of Series One, Series Two and VSO III is investing in securities. The principal business of VIEX GP is acting as the general partner of Series One and Series Two. The principal business of VSO GP III is acting as the general partner of VSO III. The principal business of VIEX Capital is serving as the investment manager to each of Series One, Series Two, VSO III and certain other investment funds. The principal business address of each of the VIEX Entities is 825 Third Avenue, 33rd Floor, New York, New York 10022.

As of the date hereof, Series One beneficially owned 7,407,865 shares of Common Stock. Series Two beneficially owned 1,413,191 shares of Common Stock. VSO III beneficially owned 20,710,666 shares of Common Stock. VIEX GP, as the general partner of Series One and Series Two, may be deemed the beneficial owner of the (i) 7,407,865 shares owned by Series One and (ii) 1,413,191 shares owned by Series Two. VSO GP III, as the general partner of VSO III, may be deemed the beneficial owner of the 20,710,666 shares owned by VSO III. VIEX Capital, as the investment manager of Series One, Series Two and VSO III, may be deemed the beneficial owner of the (i) 7,407,865 shares owned by Series One, (ii) 1,413,191 shares owned by Series Two and (iii) 20,710,666 shares owned by VSO III. Mr. Singer, as the managing member of VIEX GP and VIEX Capital, may be deemed the beneficial owner of the (i) 7,407,865 shares owned by Series One, (ii) 1,413,191 shares owned by Series Two and (iii) 20,710,666 shares owned by VSO III. Mr. Fuller may be deemed to beneficially own 233,890 shares of Common Stock, including 36,348 shares underlying restricted stock units that vest within sixty (60) days of the date hereof. Mr. Press may be deemed to beneficially own 62,500 shares underlying restricted stock units that vest within sixty (60) days of the date hereof.

The shares of Common Stock beneficially owned by Series One, Series Two and VSO III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). As of the date hereof, none of the shares of Common Stock held in margin accounts were pledged as collateral security. For information regarding purchases and sales of securities of the Company during the past two years by the Participants in this solicitation, see Schedule I.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any Participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

OTHER MATTERS AND ADDITIONAL INFORMATION

We are unaware of any other matters to be considered at the Annual Meeting other than as set forth in this Proxy Statement. However, should other matters, which we are not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed [ GOLD ] proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

Stockholder Proposals for Inclusion in the Company's Proxy Materials Pursuant to Rule 14a-8

Stockholders may submit proposals for consideration at future stockholder meetings. For a stockholder proposal to be considered for inclusion in the Company's proxy statement for the Annual Meeting for the year ending March 31, 2017 (the "Next Annual Meeting"), the Secretary of the Company must receive the written proposal at the Company's principal executive offices no later than _____________. Such proposals must also comply with SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials and with the notice procedures set forth in the Company's Bylaws. Stockholders should contact the Secretary of the Company in writing at 224 Airport Parkway, Suite 300, San Jose, CA 95110, to make any submission or to obtain additional information as to the proper form and content of submissions.

Stockholder Proposals Not Intended for Inclusion in the Company's Proxy Materials Pursuant to Rule 14a-8

Proposals Other than for Nominees to the Board of Directors

Proposals of stockholders of the Company which are to be presented at the Next Annual Meeting may be made by a stockholder of the Company who is a stockholder at the time of submitting such proposal and at the time of the record date set for that meeting and who complies with the notice procedures set forth in the Company's Bylaws. Such proposals must be received by the Secretary of the Company not later than the 45th day nor earlier than the 75th day before the one-year anniversary of the date on which the Company first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for this year's Annual Meeting (see Section 2.4(i)(a) of the Company's Bylaws). The stockholder's submission must include the information specified in Section 2.4(i)(b) of the Company's Bylaws. The Company's Bylaws are available on the Corporate Governance section of the About Us / Investor Relations portion of the Company's website at www.quantum.com.

According to the Company's proxy statement, proposals not meeting the requirements of the immediately preceding paragraph will be considered untimely and will not be entertained at the Next Annual Meeting. Stockholders should contact the Secretary of the Company in writing at 224 Airport Parkway, Suite 300, San Jose, CA 95110, to make any submission or to obtain additional information as to the proper form and content of submissions.

Proposals for Nominees to the Board of Directors

Nominations of persons for election to the Board of Directors of the Company may be made by a stockholder of the Company who is a stockholder at the time of submitting such nomination and at the time of the record date set for that meeting and who complies with the notice procedures set forth in the Company's Bylaws. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Company. To be timely, a stockholder's notice must be received by the Secretary of the Company not later than the 45th day nor earlier than the 75th day before the one-year anniversary of the date on which the Company first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for this year's Annual Meeting (see Sections 2.4(i)(a) and (ii)(a) of the Company's Bylaws). The stockholder's submission must include the information specified in Section 2.4(ii)(b) of the Company's Bylaws. The Company's Bylaws are available on the Corporate Governance section of the About Us / Investor Relations portion of the Company's website at www.quantum.com.

Proposals for nominees to the Board not meeting the requirements of the immediately preceding paragraph will be considered untimely and will not be entertained at the Next Annual Meeting. Stockholders should contact the Secretary of the Company in writing at 224 Airport Parkway, Suite 300, San Jose, CA 95110, to make any submission or to obtain additional information as to the proper form and content of submissions.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the Next Annual Meeting is based on information contained in the Company's proxy statement and organizational documents. The incorporation of this information in this Proxy Statement should not be construed as an admission or acknowledgment by VIEX that such procedures are legal, valid or binding.

ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY'S PROXY STATEMENT RELATING TO THE ANNUAL MEETING. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY'S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE COMMON STOCK AND THE OWNERSHIP OF COMMON STOCK BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

VIEX Capital Advisors, LLC
February [  ], 2017

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
 DURING THE PAST TWO YEARS
Number of Shares Purchased	Date of Purchase

VIEX Opportunities Fund, LP – Series One

652,255	11/19/15
250,000	11/20/15
426,000	11/20/15
82,000	11/23/15
212,000	11/24/15
542,000	11/25/15
4,020	11/27/15
769,368	11/30/15
52,560	11/30/15
8,500	12/02/15
180,000	12/03/15
180,000	12/04/15
189,010	12/07/15
32,392	12/08/15
175,000	12/09/15
51,800	12/10/15
67,981	12/11/15
1,200,000	12/16/15
2,332,979	12/16/15

VIEX Opportunities Fund, LP – Series Two

480,000	12/16/15
933,191	12/16/15

VIEX Special Opportunities Fund III, LP

1,399,787	12/16/15
720,000	12/16/15
610,200	12/17/15
1,000,000	12/17/15
1,698,300	12/18/15
110,047	12/21/15
46,100	12/22/15
90,300	12/23/15
97,460	12/28/15
4,684,015	01/19/16
1,400,000	01/20/16
5,331	01/22/16
1,700,000	01/25/16
500,000	01/27/16
2,250,000	01/29/16
1,109,400	02/01/16
3,289,726	05/31/16

Number of Shares Purchased	Date of Purchase
Dale L. Fuller
18,181	08/05/15
90,090[1]	09/01/15
10,000	11/04/15

Clifford Press

125,000[2]	04/01/16

1 Shares of restricted stock units awarded to Mr. Fuller in his capacity as a director of the Company representing a right to receive Common Stock  at a future date determined in accordance with his award agreement. 75% of such units have fully vested. The remaining units vest on the date of the Company's 2016 Annual Meeting.
2 Shares of restricted stock units awarded to Mr. Press  in his capacity as a director of the Company representing a right to receive Common Stock  at a future date determined in accordance with his award agreement. Such units will vest as follows: 50% will vest on April 1, 2017 and the remainder will vest in equal installments on July 1, 2017, October 1, 2017, January 1, 2018 and April 1, 2018.

SCHEDULE II

[ The following table is reprinted from the preliminary proxy statement filed by Quantum Corporation with the Securities and Exchange Commission on February 3, 2017. ]

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of January 31, 2017 certain information with respect to the beneficial ownership of the Company's Common Stock by (i) each person known by the Company to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the named executive officers and (iv) all current directors and executive officers as a group. Unless otherwise indicated, the business address for the beneficial owners listed below is 224 Airport Parkway, Suite 550, San Jose, CA 95110.

Name	Number of Shares Beneficially Owned(1)		Approximate Percentage Of Class(2)
5% or Greater Stockholders:
Private Capital Management LLC 8889 Pelican Bay Boulevard, Suite 500 Naples, FL 34108	15,236,735	(3)	5.62%
Starboard Value LP 777 Third Avenue, 18th Floor New York, NY 10017	29,103,694	(4)	10.73%
Soros Fund Management LLC 250 West 55th Street, Floor 27 New York, NY 10019	14,025,220	(5)	5.17%
VIEX Capital Advisors, LLC 825 Third Avenue 33rd Floor New York, NY 10022	29,531,722	(6)	10.88%
Directors and Named Executive Officers:
Robert J. Andersen	54,907	(7)	*
Paul R. Auvil III	554,030	(8)	*
Linda M. Breard	581,667	(9)	*
William C. Britts	994,442	(10)	*
Robert S. Clark	595,296	(11)	*
Louis DiNardo	315,392	(12)	*
Dale L. Fuller	233,890	(13)	*
Jon W. Gacek	3,026,628	(14)	1.22%
David A. Krall	364,875	(15)	*
Gregg J. Powers	15,236,735	(16)	5.62%
Clifford Press	—	(17)	*
David E. Roberson	351,784	(18)	*
Geoff G. Stedman	194,435	(19)	*
Christopher S. Willis	256,547	(20)	*
All current directors and executive officers as a group (15 persons)	23,001,672	(21)	8.48%

(*) Less than 1%.
(1)
Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to the Company's knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such stockholder.

(2)
Applicable percentage ownership is based on 271,322,956 shares of Common Stock outstanding as of January 31, 2017. Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares. Shares of Common Stock subject to options currently exercisable, or exercisable within 60 days after January 31, 2017, are considered beneficially owned by the holder, but such shares are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(3)
Information is based on a Schedule 13F as of September 30, 2016 filed with the Securities and Exchange Commission by Private Capital Management, LLC, a Delaware limited liability corporation ("PCM"). PCM holds 14,384,843 shares and has shared voting and dispositive power with respect to these shares. Mr. Powers, the CEO and Portfolio Manager of PCM, owns 586,500 shares. In addition, as compensation for Mr. Powers' services on Quantum's board of directors, Quantum granted to Pelican Bay Holdings LLC 242,871 shares of Common Stock and 22,521 restricted stock units that will vest at January 31, 2017, or within sixty (60) days thereafter. Mr. Powers is the sole member of Pelican Bay Holdings LLC.

(4)
Information is based on Schedules 13D/A filed with the Securities and Exchange Commission on January 26, 2016, April 6, 2016 and December 7, 2016 and on Forms 4 filed with the Securities and Exchange Commission on January 22, January 25, March 16, March 18, December 5 and December 7, 2016, respectively by Starboard Value LP and its affiliates. Starboard Value and Opportunity Master Fund Ltd. ("Starboard V&O Fund") beneficially owns and has sole voting and dispositive power with respect to 18,069,036 shares, which includes 13,791,742 shares issuable upon the conversion of Quantum Corporation's 4.50% convertible senior notes due November 2017 (the "Notes"). Starboard Value and Opportunity S LLC ("Starboard LLC") beneficially owns and has sole voting and dispositive power with respect to 3,809,394 shares, which includes 2,850,637 shares issuable upon the conversion of the Notes.  Starboard Value and Opportunity C LP ("Starboard Value C LP") beneficially owns and has sole voting and dispositive power with respect to 1,265,467 shares, which includes 482,696 shares issuable upon the conversion of the Notes. Starboard Value R LP ("Starboard R LP"), as the general partner of Starboard C LP, and Starboard Value R GP LLC, as the general partner of Starboard R LP, may each be deemed to beneficially own and have sole voting and dispositive power with respect to the shares owned by Starboard C LP. 5,959,797 shares are held in an account managed by Starboard Value LP (the "Starboard Value LP Account"), which includes 4,459,623 shares issuable upon the conversion of the Notes. Each of Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account, and as the manager of Starboard LLC, Starboard Value GP LLC ("Starboard Value GP"), as the general partner of Starboard Value LP, Starboard Principal Co LP ("Principal Co"), as a member of Starboard Value GP, and Starboard Principal Co GP LLC ("Principal GP"), as the general partner of Principal Co, may be deemed to beneficially own and have sole voting and dispositive power with respect to the aggregate of 29,103,694 shares owned by Starboard V&O Fund, Starboard LLC, Starboard C LP and held in the Starboard Value LP Account. Each of Messrs. Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, as members of Principal GP and as members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed to beneficially own and have shared voting and dispositive power with respect to the aggregate of 29,103,694 shares owned by Starboard V&O Fund, Starboard LLC, Starboard C LP and held in the Starboard Value LP Account. In addition, Mr. Smith beneficially owns 137,565 shares of Common Stock, granted to him as compensation for his services on Quantum's board of directors.

(5)
Information is based on Schedules 13G filed with the Securities and Exchange Commission on July 29, 2016 by Soros Fund Management LLC ("SFM LLC"), a Delaware limited liability company, George Soros and Robert Soros. The shares are held for the account of Quantum Partners LP, a Cayman Islands exempted limited partnership ("Quantum Partners"). SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the reported shares, held for the account of Quantum Partners. George Soros serves as Chairman of SFM LLC and Robert Soros serves as President and Deputy Chairman of SFM LLC. SFM LLC has sole voting and dispositive power and Messrs. Soros have shared voting and dispositive power with respect to the reported shares.

(6)
Information is based on Schedules 13D and 13D/A filed with the Securities and Exchange Commission on December 28, 2015, January 21, 2016, February 2, 2016, April 28, 2016, June 2, 2016, June 7, 2016, September 27, 2016 and December 6, 2016 by VIEX Capital Advisors, LLC ("VIEX Capital"), VIEX Special Opportunities Fund III, LP ("VSO III") and their affiliates.  VIEX Opportunities Fund, LP - Series One ("VIEX Series One") beneficially owns and has shared voting and dispositive power with respect to 7,407,865 shares. VIEX Opportunities Fund, LP - Series Two (VIEX Series Two") beneficially owns and has shared voting and dispositive power with respect to 1,413,191 shares. Each of VSO III and VIEX Special Opportunities GP III LLC, as the general partner of VSO III, beneficially own and have shared voting and dispositive power with respect to 20,710,666 shares. VIEX GP, LLC ("VIEX GP"), as the general partner of VIEX Series One and VIEX Series Two beneficially owns and has shared voting and dispositive power with respect to 8,821,056 shares. Each of VIEX Capital, as the investment manager of VIEX Series One and VIEX Series Two, and Eric Singer, as the managing member of VIEX GP and VIEX Capital, beneficially own and have shared voting and dispositive power with respect to 29,531,722 shares, which constitutes the shares owned by VIEX Series One, VIEX Series Two and VSO III. VSO III and its affiliates disclaim the beneficial ownership of the reported shares except to the extent of their pecuniary interest therein.

(7)	Represents 49,277 shares of Common Stock and 5,630 restricted stock units that will vest at January 31, 2017, or within sixty (60) days thereafter.
(8)	Represents 531,509 shares of Common Stock and 22,521 restricted stock units that will vest at January 31, 2017, or within sixty (60) days thereafter.
(9)	Represents shares of Common Stock.
(10)	Represents shares of Common Stock.
(11)	Represents 495,296 shares of Common Stock, and 100,000 shares subject to Common Stock options exercisable at January 31, 2017, or within sixty (60) days thereafter.
(12)	Represents shares of 292,871 Common Stock and 22,521 restricted stock units that will vest at January 31, 2017, or within sixty (60) days thereafter.
(13)	Represents 197,542 shares of Common Stock and 36,348 restricted stock units that will vest at January 31, 2017, or within sixty (60) days thereafter.
(14)	Represents 1,726,628 shares of Common Stock, and 1,300,000 shares subject to Common Stock options exercisable at January 31, 2017, or within sixty (60) days thereafter.
(15)	Represents 342,354 shares of Common Stock and 22,521 restricted stock units that will vest at January 31, 2017, or within sixty (60) days thereafter.

(16)
As compensation for Mr. Powers' services on Quantum's board of directors, Quantum granted to Pelican Bay Holdings LLC 242,871 shares of Common Stock and 22,521 restricted stock units that will vest at January 31, 2017, or within sixty (60) days thereafter. Mr. Powers is the sole member of Pelican Bay Holdings LLC. Mr. Powers also owns 586,500 shares. In addition, Mr. Powers, the CEO and Portfolio Manager of PCM, holds shared voting and dispositive power with respect to 14,384,843 shares held in PCM managed accounts. Mr. Powers disclaims beneficial ownership for these shares, and PCM and Mr. Powers disclaim the existence of a group with respect to any third party.

(17)	Mr. Clifford was appointed to Quantum's board of directors on April 1, 2016. None of his restricted stock units are vested at January 31, 2017, or within sixty (60) days thereafter.
(18)	Represents 329,263 shares of Common Stock and 22,521 restricted stock units that will vest at January 31, 2017, or within sixty (60) days thereafter.
(19)	Represents shares of Common Stock.
(20)	Represents shares of Common Stock.
(21)
Represents 21,247,089 shares of Common Stock, and 1,400,000 shares subject to Common Stock options vested or exercisable at January 31, 2017, or within sixty (60) days thereafter and354,583 restricted stock units that will vest at January 31, 2017, or within sixty (60 days thereafter.

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give VIEX your proxy FOR the Nominees by taking three steps:

●	SIGNING the enclosed [ GOLD ] proxy card,

●	DATING the enclosed [ GOLD ] proxy card, and

●	MAILING the enclosed [ GOLD ] proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the  proxy card representing your shares of Common Stock. VIEX urges you to confirm in writing your instructions to VIEX in care of Saratoga Proxy Consulting LLC at the address provided below so that VIEX will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Saratoga Proxy Consulting LLC at the address set forth below.

[ GOLD ] PROXY

PRELIMINARY COPY SUBJECT TO COMPLETION DATED FEBRUARY 617 , 2017

[ GOLD ] PROXY CARD
QUANTUM CORPORATION

ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF
 VIEX CAPITAL ADVISORS, LLC

THE BOARD OF DIRECTORS OF QUANTUM CORPORATION
 IS NOT SOLICITING THIS PROXY

P   R   O   X   Y

The undersigned appoints [              ] and [              ], and each of them, its proxy, attorney and agent (the "Proxies") with full power of substitution to vote all shares of Common Stock, $.001 par value per share (the "Common Stock") of Quantum Corporation (the "Company") which the undersigned would be entitled to vote if personally present at the  Annual Meeting of Stockholders of the Company scheduled to be held on March 31, 2017, at _:__ _.M., local time, at ______________________________ (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the "Annual Meeting").

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock held by the undersigned, and hereby ratifies and confirms all action the Proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in their discretion with respect to any other matters as may properly come before the Annual Meeting that are unknown to VIEX Capital Advisors, LLC ("VIEX") a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED "FOR" PROPOSALS 1, [ 4, 5 and 6] , "1 YEAR" ON PROPOSAL 4  AND "ABSTAIN" ON PROPOSALS [2 and 3].

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example.

VIEX RECOMMENDS A VOTE "FOR" THE NOMINEES LISTED IN PROPOSAL 1 AND MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2 AND 3.

1.	VIEX's proposal to elect Directors:

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	Mark Bonney Dale L. Fuller John Mutch Clifford Press Raghu Rau	[ ]	[ ]	[ ]

NOTE: If you do not wish for your shares to be voted "FOR" a particular nominee, mark the "FOR ALL NOMINEES EXCEPT" box and write the name(s) of the nominee(s) you do not support on the line below. Your shares will be voted for the remaining nominee(s).

_______________________________________________________

Unless vote allocation instructions are provided, this proxy confers discretionary authority upon the Proxies to cumulate votes in favor of one or more of the Nominees, at the Proxies' sole discretion, in order to elect as many of the Nominees as possible.  The shares represented by this Proxy will not be cumulated with respect to any Nominee for whom the authority to vote has been withheld.  If you wish to provide vote allocation instructions, you must check the box below, submit the proxy card by mail and should hand mark the number of votes you wish to allocate to any particular nomineeNominee next to the name of such nomineeNominee . You do not need to check the "FOR ALL" box to allocate votes among all of our director nomineesNominees . If you provide vote allocation instructions for less than all of the votes that you are entitled to cast, the Proxies will retain discretionary authority to cast your remaining votes, except for any nomineeNominee for whom you have withheld authority by marking the "FOR ALL EXCEPT" box. NOTE: If you hold your shares in street name and wish to provide vote allocation instructions, you must contact your broker, banker or other custodian for instructions.

[____]	To specify different directions with respect to cumulative voting, mark the adjacent box and write your instructions in the space provided below under "CUMULATIVE VOTING INSTRUCTIONS."

2.	The Company's proposal to ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for the fiscal year ending March 31, 2017:

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

3.	The Company's proposal to adopt a resolution approving, on an advisory basis, the compensation of the Company's named executive officers:

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

4.	Advisory vote on the Frequency of Future Advisory Votes on Named Executive Officer Compensation:

	1 yearYEAR	2 yearsYEARS	3 yearsYEARS	AbstainABSTAIN
	[ ]	[ ]	[ ]	[ ]
5.	The Company's proposal to approve and ratify an amendment to the Company's Employee Stock Purchase Plan:

	FOR	AGAINST	ABSTAIN
	[ ]	[ ]	[ ]
6.
The Company's proposal to adopt an amendment to the Company's Amended and Restated Certificate of Incorporation to effectuate a reverse stock split of issued and outstanding shares of Common Stock at a ratio of between 1-for-3 and 1-for-8, inclusive, which ratio will be selected at the sole discretion of the Board of Directors at any whole number in the above range (the "Reverse Stock Split"), with cash paid for any fractional shares that would otherwise be issued as a result of the reverse stock split; provided, that the Board of Directors may abandon the Reverse Stock Split in its sole discretion:

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

CUMULATIVE VOTING INSTRUCTIONS: Provide below any instructions with respect to how the undersigned's shares should be cumulatively voted at the annual general meeting of stockholders of the Company scheduled for March 31, 2017, including the number of shares of Common Stock to be voted for any particular Nominee and/or the name of any Nominee with respect to whom the undersigned is withholding authority to cumulate votes, as applicable.  Unless indicated to the contrary in the space provided below, all cumulative votes of such shareholder will be distributed among the remaining Nominees at the discretion of the proxy holders named herein.

_____________________________
_____________________________
_____________________________

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

Writer's E-Mail: cdavis@kkwc.com
Writer's Direct Dial: 212.880.9865

February 17, 2017
VIA EMAIL AND EDGAR

Daniel F. Duchovny
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549-3628

Re:	Quantum Corporation (the "Company")
Preliminary Proxy Statement filed February 6, 2017
Filed by VIEX Opportunities Fund, LP – Series One, VIEX Opportunities Fund, LP Series Two, VIEX Special Opportunities Fund III, LP, VIEX GP, LLC, VIEX Special Opportunities GP III, LLC, VIEX Capital Advisors, LLC, Eric Singer, Mark Bonney, Dale L. Fuller, John Mutch, Clifford Press, and Raghavendra Rav
File No. 001-09789
Dear Mr. Duchovny:

We acknowledge receipt of the letter of comment dated February 15, 2017 (the "Comment Letter") from the Staff of the Securities and Exchange Commission (the "Staff") with regard to the above-referenced matter. We have reviewed the Comment Letter with VIEX Capital Advisors, LLC and the other participants named in the Proxy Statement (collectively, "VIEX") as necessary and provide the following supplemental responses on their behalf. Unless otherwise indicated, the page references below are to the marked version of the attached copy of the Revised Preliminary Proxy Statement on Schedule 14A filed on the date hereof (the "Proxy Statement"). To facilitate the Staff's review, we have reproduced the text of the Staff's comments in italics below, and our responses appear immediately below each comment.

General
1.	Please consider including page numbers in your proxy statement.
VIEX acknowledges the Staff's comment and has revised the Proxy Statement to include page numbers.

2.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

•	That the company has experienced "three-plus years of consistent underperformance and repeatedly unfulfilled promises of improvement." (Cover letter)
VIEX acknowledges the Staff's comment and on a supplemental basis directs the Staff to page 9 of the Proxy Statement, which includes charts showing the Company's poor stock price performance as compared to its peers and to leading indexes over the past five years. In addition, on a supplemental basis VIEX advises the Staff that, the Company has missed on its earnings and earnings per share estimates in three of the last five quarters.We believe these objectively constitute the underperformance and missed promises described.
•	That the company is "significantly undervalued." (Cover page)
VIEX acknowledges the Staff's comment and on a supplemental basis VIEX directs the Staff to the chart included below, which illustrates the Company's stagnant returns and underperformance over the past three years as compared to its peers.  Given the Company's performance during this time, VIEX believes it has a reasonable basis for its belief that the Company is undervalued.

Enterprise-Value-to-Revenue Multiples
	February 27, 2014		January 11, 2017
	LTM	NTM	LTM	NTM
Commvault Systems, Inc.	5.5x	5.0x	3.2x	3.1x
NetApp, Inc.	1.7x	1.8x	1.3x	1.3x
Nimble Storage, Inc.	21.7x	11.2x	1.4x	1.2x
Nutanix, Inc.	-	-	9.3x	5.9x
Pure Storage, Inc.	-	-	2.8x	2.0x
Seagate Technology plc	1.5x	1.5x	1.2x	1.3x
Western Digital Corporation	1.2x	1.2x	2.0x	1.6x
Quantum Corporation	0.8x	0.8x	0.7x	0.7x
Source: Capital IQ as 1/11//17

•	That the company faces "governance issues." (Reasons for the Solicitation)
VIEX acknowledges the Staff's comment and on a supplemental basis VIEX advises the Staff that (i) the Company has not held a meeting in 19 months, which is generally considered negative from a governance perspective, (ii) a prior director, Philip Black, voluntarily resigned from the Board in February of 2016, citing the "practical reality" that a minority director's "views will not prevail", which is echoed in previous filings by Starboard (as defined below) and we feel constitute insider insight that the majority of the Board has not been open to the ideas of other duly elected directors, another governance issue, (iii) two incumbent directors have agreed to appear on a large stockholder's slate and (iv) the Company itself has admitted in its preliminary proxy statement that it plans to recruit new directors to replace "a number" of the Company's nominees, which suggests that even the Company knows that the current Board is insufficient, thus implying governance concerns. Further, VIEX has qualified the foregoing accordingly. Please see page 9 of the Proxy Statement.
•
That "[e]ach and every Legacy Director has overseen significant value destruction since joining the Board." In addition to providing support for your statement, revise your disclosure to clarify that the "value destruction" has occurred while directors other than the Legacy Directors have served on the board as well. (Reasons for the Solicitation)

VIEX acknowledges the Staff's comment and on a supplemental basis directs the Staff to page 10 of the Proxy Statement, which includes a chart showing the Company's poor stock price performance over the tenure of the Legacy Directors – all of whom predate Dale L. Fuller and Clifford Press as Directors.  In addition, VIEX has revised the foregoing accordingly. Please see page 10 of the Proxy Statement.  Kindly note that we do not believe Mr. Press has overseen a loss of such value during his short tenure.
3.
We note your statement that the board has disclosed "disparate information…to certain members of the Board, implying a 'board-within-a-Board' information structure." Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your apparent belief that the current directors are not fulfilling their fiduciary duties in running the company. Also, provide us with support for your use of the defined term "Reasonable Directors," which suggests that the other directors are unreasonable. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

VIEX acknowledges the Staff's comment and on a supplemental basis would like to highlight to the Staff that the Proxy Statement never uses the words "fiduciary duties", and respectfully asserts that it should not have to revise the Proxy Statement for things it did not say. VIEX did highlight the factual history of the Board's governance in practice, a history that includes ignoring the value and contributions of minority directors. We further point out that in a revised preliminary proxy statement filed on July 18, 2014 by Starboard Value and Opportunity Master Fund Ltd. and the other participants therein (collectively, "Starboard"), Starboard, who then had minority representation on the Board, stated that it was seeking majority representation given the Company's treatment of its minority directors, including:

•
"That the Board has gone out of its way to give itself the best chance of preserving a majority of the Board gives us little confidence that the election of four of our nominees as a substantial minority of the Board would serve to have any different or more meaningful impact on Board discussions and actions than that enjoyed by [Starboard's prior minority directors]."

•
"Unfortunately, we believe that the perspectives presented by [Starboard's prior minority directors] in the boardroom regarding ways to enhance stockholder value are not being fully explored or fully considered."

We respectfully believe that this indicates an insularity by a majority of the Board that continues unabated, which is what we meant by a "board-within-a-Board". Further, VIEX respectfully contends that the above statements, which convey facts concerning the Board's governance history and use no negatively characterizing words, do not, and should not be inferred to, impugn the character, integrity or personal reputation of the Company or the Legacy Directors. Finally, VIEX acknowledges the Staff's last listed comment and has revised the Proxy Statement to use the defined term "Concerned Directors".
Reasons for the Solicitation
4.
Refer to the disclosure in the first paragraph of this section that the board failed to allow a stockholder vote for 19 months. Revise the disclosure to provide context and clarify that part of the delay was the result of your agreement with the company in September 2016 to hold a meeting in January 2017 and that you also agreed to further delay the meeting in December 2016.

VIEX acknowledges the Staff's comment and respectfully disagrees "that part of the delay was the result of [our] agreement[s] with the company".  The decision whether to delay an annual meeting is entirely out of VIEX's control as a mere stockholder of the Company and VIEX was and remains eager to participate in the Annual Meeting. Notably VIEX did not propose or initiate the referenced agreements, rather it received requests from the Company to enter into these agreements in direct response to VIEX delivering to the Company multiple Nomination Letters – requests to which VIEX assented as accommodations to the Company, in the hope that the Company would do something helpful to stockholders with the additional time.  We therefore propose no change to the referenced disclosure.
Proposal No. 1 Election of Directors
5.	Please revise this section to highlight to security holders that they will be disenfranchised with respect to four board seats if they return your proxy card.
VIEX acknowledges the Staff's comment and has revised the foregoing accordingly. Please see page 13 of the Proxy Statement.

6.
Please revise this section to describe and quantify the effect, if any, on any company obligations from the election of your entire slate of nominees, including any payments due employees or creditors as a result of a change of control of the company.

VIEX acknowledges the Staff's comment and has revised the foregoing accordingly. Please see page 15 of the Proxy Statement. Please also note that the Company has not disclosed in its proxy statement enough detail for VIEX to be able to provide enhanced disclosure with respect to the Company's credit arrangements.
Voting and Proxy Procedures
7.
If you are seeking discretionary authority to cumulate votes as contemplated by Item 6(c)(4) of Schedule 14A, you must indicate that in your proxy statement. Please more clearly seek this authority by providing a direct means for security holders to withhold all authority to cumulate, other than by affirmatively calculating and specifying an equivalent number of votes for each of your nominees. Alternatively, please provide a detailed legal analysis, citing the authority upon which you rely under both state and federal law, supporting the proposition that you may exercise this authority by proxy even if the security holder has done nothing to indicate that the security holder wishes to vote any shares cumulatively.

VIEX acknowledges the Staff's comment and has revised the foregoing accordingly. Please see pages 24 and 37-38 of the Proxy Statement.
8.	Please tell us, with a view toward revised disclosure, whether security holders will be able to submit vote allocation instructions if such holder grants a proxy by telephone or the internet.
VIEX acknowledges the Staff's comment and advises the Staff that security holders will not be able to submit vote allocation instructions if such holder grants a proxy by telephone or the internet, and has revised the Proxy Statement accordingly. Please see pages 6 and 23 of the Proxy Statement.
* * *

The Staff is invited to contact the undersigned at (212) 880-9865 or with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Christopher P. Davis
Christopher P. Davis

Cc:          Jason W. Soncini
Eric Singer